

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

October 1, 2009

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

Re: **Silver Falcon Mining, Inc.**
Registration Statement on Form 10
Filed August 17, 2009
File No. 0- 53765

Dear Mr. Quilliam:

In addition to the comments sent earlier in our letter dated September 14, 2009, we have conducted an engineering review of your filing and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10

Description of Mining Properties, page 5

1.   We note you provide an estimate of potential reserves for your property. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves

for disclosure in SEC documents. Please note proven and/or probable reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

  Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations or development activities on your mining properties before a proper feasibility study and economic viability determination has been conducted.

2.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- Quantify your annual maintenance fees and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

3.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

4.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and

if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Risk Factors, page 10

5.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry

Inventories, page 16

6.   We note you reference the term ore in several other locations in addition to your stockpiles. Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve. Since you do not report proven or probable reserves with this filing, please remove the term ore and substitute term material or mineralization throughout your document.

7.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

8.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, Robert Carroll at (202) 551-3362, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Mottern
        Fax: (678) 840-2126